Exhibit 1.02

CONFLICT MINERALS REPORT

OVERVIEW; DUE DILIGENCE DETERMINATION

This report for the reporting period from January 1, 2013 to December 31, 2013 has been prepared by SYNNEX Corporation (the “Company,” “we,” “us” or “our”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). As used herein and consistent with the Conflict Minerals Rule, “conflict minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
With input from representatives from our operations, legal and business functions within our Company, we determined that, although our revenues for 2013 largely were from distribution and global business outsourcing services, which were not in-scope for purposes of our compliance with the Conflict Minerals Rule, a portion of the systems design and integration business within our Technology Solutions segment involved our manufacture, through assembly or integration, of data center servers and storage products. Conflict minerals were necessary to the functionality or production of these manufactured products. Accordingly, these products were in-scope for purposes of our compliance with the Conflict Minerals Rule.

We only purchase finished components and do not purchase conflict minerals directly from any smelter, refiner or mine. We have relationships with an extensive network of suppliers throughout the world, and we believe that there are generally multiple tiers between the mines, smelters, refiners and our direct suppliers. Therefore, we have requested our direct suppliers to work with their upstream suppliers so that they may provide us with information about the origin of conflict minerals in the components we purchase for inclusion in the products that we manufacture.
To determine whether any of the conflict minerals contained in the components used for our data center servers and storage products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or were from recycled or scrap sources, we conducted a reasonable country of origin inquiry within the meaning of the Conflict Minerals Rule, requesting 2013 suppliers of the components we included in our manufactured products to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template, which includes questions regarding identified smelters and refiners in the supplier's supply chain and the supplier’s compliance procedures. We determined that requesting our suppliers to complete the Conflict Minerals Reporting Template represented our reasonable best efforts to determine the mines or locations of origin of conflict minerals in our supply chain.

Most of the surveyed suppliers that completed the Conflict Minerals Reporting Template provided data at the company or division level, rather than at a level specific to the components that we purchased from them. Some suppliers provided us with information at the product level. Based on our reasonable country of origin inquiry and due diligence, as applicable, we determined that the conflict minerals contained in the components from these suppliers were not sourced from the DRC or an adjoining country or were from a smelter which was certified as conflict-free by an independent third party. Some suppliers also indicated that they used some recycled or scrap conflict minerals content in the types of components we purchased from them. However, they did not use only recycled or scrap conflict minerals content; as a result, we were unable to determine whether recycled or scrap conflict minerals were part of our supply chain.
After conducting a reasonable country of origin inquiry and exercising the due diligence described in this report, as applicable, and in light of the limited information specific to our products provided to us by our suppliers, we concluded for 2013 that each of our data center servers and storage products contained conflict minerals of undetermined origin.

DUE DILIGENCE

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, including the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Our implementation of the OECD Guidance in respect of 2013 is discussed below. These were not all of the measures that we took in furtherance of our conflict minerals policy (which is discussed below) or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	Establish Strong Company Management Systems

We established a management system to support supply chain due diligence related to conflict minerals. Our management system included a team of subject matter experts from legal, product management, and sales. The team of subject matter experts was responsible for developing and implementing our conflict minerals compliance strategy and was led by our Senior Vice President, General Counsel and Corporate Secretary and Senior Vice President and General Manager, Systems. We also retained specialist outside counsel to assist us with our compliance efforts.

We used the Conflict Minerals Reporting Template created by the EICC-GeSI to identify smelters and refiners in our supply chain. We maintain business records relating to conflict minerals due diligence in respect of 2013, including records of due diligence processes, findings and resulting decisions, on a computerized database, and relevant materials are preserved for appropriate periods consistent with the OECD Guidance.

2.	Identify and Assess Risks in the Supply Chain

To determine whether any of the necessary conflict minerals contained in our data center servers and storage products originated in the DRC or an adjoining country, or were from recycled or scrap sources, we requested direct suppliers of the components we used in the assembly or integration of the data center servers and storage products to complete the EICC-GeSI Conflict Minerals Reporting Template. Our requests to the suppliers were made by our product managers responsible for sourcing components from them. We requested our suppliers’ cooperation to get information through their respective suppliers and ultimately from smelters and refiners in the supply chain.

We reviewed the completed responses received from our suppliers. We followed up with suppliers that submitted a response that we determined contained errors or inaccuracies pertinent to our assessment or that otherwise provided a written response determined to not be suitable to us. We followed up with other suppliers where determined to be appropriate by us.

To the extent that a completed response identified a smelter or refiner, we reviewed that information against the Standard Smelter Names tab of the EICC-GeSI Conflict Minerals Reporting Template and the list of conflict free smelters and refiners published by the Conflict-Free Sourcing Initiative (CFSI). We also consulted other publicly available information.

3.	Design and Implement a Strategy to Respond to Identified Risks

Senior management was briefed about our due diligence efforts.

We intend to take the additional steps discussed under "Risk Mitigation Efforts After December 31, 2013" to mitigate the risk that the necessary conflict minerals in our in-scope products benefit armed groups.

4.	Carry Out Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	Report on Supply Chain Due Diligence

This Conflict Minerals Report and our Form SD, which constitute our annual report on our conflict minerals due diligence, are available on our website and are filed with the Securities and Exchange Commission.

RISK MITIGATION EFFORTS AFTER DECEMBER 31, 2013

Since the end of 2013, we have taken the following additional steps to mitigate the risk that the necessary conflict minerals in our in-scope products benefit armed groups.

We have adopted a conflict minerals policy, which sets forth our expectation that our supply chain procure conflict minerals responsibly and avoid sourcing that funds armed conflict contributing to the crisis in the DRC region. Our conflict minerals policy also sets forth our expectation that our suppliers facilitate our efforts at supply chain transparency by providing us with appropriate information when we request and conducting necessary due diligence to identify smelters, refiners, and/or mines from which the conflict minerals in their respective supply chains originate. Our policy also contains a grievance mechanism.

We are developing a risk management plan that outlines the Company responses to identified risks.

We intend to take the following additional steps to improve the due diligence conducted to further mitigate the risk that the necessary conflict minerals in our in-scope products benefit armed groups in the DRC and adjoining countries:

•	Request that suppliers send us for the applicable calendar year or shorter period CFSI Conflict Minerals Reporting Templates that are completed at the product level.

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts that requires suppliers to provide us with information about the source of conflict minerals.

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•
Engage in regular ongoing risk assessment through our suppliers’ submissions of conflict minerals data. Engage any suppliers if found to be providing us with components containing conflict minerals from sources that support conflict in the DRC or adjoining countries to establish an alternative source of conflict minerals that does not support such conflict.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, such as our plans to improve the due diligence conducted to further mitigate the risk that the conflict minerals in our products benefit armed groups in the DRC and adjoining countries, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. These risks, uncertainties and changes include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source conflict minerals, (3) internal and external resource constraints and (4) political and regulatory developments, whether in the DRC region, the United States or elsewhere. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.